Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 22, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 22, 2025, The Nasdaq Stock Market (the "Exchange") received from QuantumScape Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Class A Common Stock, par value $0.0001 per share


We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,